UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

EDP
Electricidade de Portugal

Lisbon, September 27th 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

EDP FINALISES THE ACQUISITION OF A 10% STAKE IN TURBOGÁS

EDP - Electricidade de Portugal, S.A ("EDP"), through its subsidiary EDP Participações, S.G.P.S, S.A., acquired from Siemens Project Ventures GmbH ("SPVG") its 10% stake in the share capital of Turbogás Produtora Energética S.A. ("Turbogás"), as well as, the total balance of shareholder loans to Turbogás owned by SPVG.

The total consideration paid by EDP is of €21.2 million, of which €13.6 million represent the acquisition of 10% of the company's share capital and €7.6 million correspond to the total balance of shareholder loans from SPVG to Turbogás as of September 27th, 2002, now owned by EDP.

Since all the necessary approvals have now been obtained, this transaction executes the share purchase agreement signed last July.

Following today's acquisition, EDP raises its stake in Turbogás from the previously owned 10% to 20%, which represents a further step in consolidating the EDP Group's position in the Iberian energy market, in line with the group's strategic objectives.

Turbogás was incorporated in Portugal in 1994 with the sole purpose of carrying out the development, construction and operation of a combined-cycle gas fired power station at Tapada do Outeiro, Portugal, with a total installed capacity of

990MW (the "Project"). Turbogás sells the whole of its production (5.951 GWh in 2001) under a Power Purchase Agreement with REN, within the Portuguese Supply Public System. The Project was financed by an international bank syndicate under a project finance structure.

The remaining shareholders of Turbogás are RWE and Koch Transporttechnik holding 75% and 5% respectively.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

EDP
Electricidade de Portugal

Annex
Turbogás' Financials

Income Statement (€ m)	2000	2001	1H2002
Revenues	**290.5**	**297.3**	**168.1**
Direct Costs	**188.5**	**203.7**	**114.6**
Gross Profit	**102.0**	**93.6**	**53.5**
Outside supplies and services	15.4	38.4	12.2
Personnel costs	0.4	0.4	0.2
Other operating costs (or revenues)	0.1	0.0	(0.3)
Operating Costs	**15.8**	**38.9**	**12.1**
EBITDA	**86.2**	**54.7**	**41.4**
Depreciations	42.9	42.7	21.4
EBIT	**43.4**	**12.1**	**19.9**
Financial Results	(48.5)	(46.5)	(19.4)
Extraordinary Results	13.3	(3.4)	0.1
Income taxes	2.9	(11.8)	-
Net Income	**5.2**	**(26.0)**	**0.6**

Balance Sheet (€ m)	2000	2001	1H2002
Intangible assets	56.3	38.4	29.4
Fixed assets	557.6	528.0	516.0
Current assets	2.9	12.8	3.2
Cash and cash equivalents	15.3	6.9	17.4
Accruals and deferrals	27.9	52.3	47.5
Total assets	**659.9**	**638.5**	**613.5**
Provisions	0.7	0.7	0.7
Financial debt	532.1	518.6	511.4
Other medium and long term liabilities	92.7	88.2	88.2
Other short term liabilities	8.0	12.7	0.4
Accruals and deferrals	16.4	34.2	28.0
Total liabilities	**649.8**	**654.3**	**628.7**
Shareholders' equity	**10.1**	**(15.9)**	**(15.2)**
Total liabilities and shareholders' equity	**659.9**	**638.5**	**613.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez

Name: Francisco de la Fuente Sánchez

Title: Director & Chief Executive Officer